SEC
Mail Processing
Section

FEB 27 2015

Washington DC
403

SECU ... ION

15045159

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-065716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM / DD / YY) AND ENDING 12/31/2014 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlainsCapital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 Victory Avenue Suite 1400
(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Swank 214.252.4153
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name)*

2001 Ross Avenue, Suite 1800	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, Gregory Swank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PlainsCapital Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE WHEELER NOTARY PUBLIC STATE OF TEXAS 2-01-2019

Notary Public

Signature

President & CEO
Title

State of Texas County of Dallas
Sworn to and subscribed before me this 26 day of February, 2015
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALANCE SHEET

PlainsCapital Securities, LLC

December 31, 2014

PlainsCapital Securities, LLC

Financial Statements and Supplemental Information

December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Management of PlainsCapital Securities, LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of PlainsCapital Securities, LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

PlainsCapital Securities, LLC

Balance Sheet

December 31, 2014

Assets		
Cash (including $44,100 held by Parent)	**$**	**100,550**
Prepaid expenses		**1**
Total assets	**$**	**100,551**
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other liabilities	**$**	**16,000**
Total liabilities		**16,000**
Member's equity:		
Member's capital		**425,117**
Retained deficit		**(340,566)**
Total member's equity		**84,551**
Total liabilities and member's equity	**$**	**100,551**

The accompanying notes are an integral part of these financial statements.

PlainsCapital Securities, LLC

Notes to Financial Statements

December 31, 2014

1. Organization and Basis of Presentation

PlainsCapital Securities, LLC (the Company) is a direct, wholly owned subsidiary of PlainsCapital Bank (the Parent), which is a wholly owned subsidiary of PlainsCapital Corporation (PlainsCapital). The Parent has and expects to continue to provide operating capital to the Company in order to fund the Company's operations in the ordinary course of business and allow the Company to meet regulatory capital requirements.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker. The Company's main activity is to provide support for the Parent's Treasury Management Services.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned and Securities Sold, Not Yet Purchased

The Company operates as an introducing broker and therefore does not own securities, including derivative contracts held for trading purposes or inventory of any sort.

Subsequent Events

The Company has evaluated subsequent events for potential recognition or disclosure through February 26, 2015, the date that the financial statements were issued.

2. Transactions with Customers

The Company's primary customers are certain customers of the Parent. According to the individual customer's instructions, customer's funds are maintained in money market mutual fund accounts.

3. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the Company to maintain certain levels of net capital. The SEC's requirements also provide that equity capital, as defined, may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2013, the Company had net capital, as defined, of $40,450, which was $35,450 in excess of the amount required.

4. Related Party Transactions

The Company has a Facilities, Services and Expense agreement with the Parent that may be terminated, without cause, by either party at any time upon not less than thirty (30) days' prior written notice to the other party or for cause by either party immediately by written notice to the other party. The Parent pays these costs in the form of a capital contribution in order for the Company to meet its obligations under the agreement.

5. Employees and Benefits

There are three employees involved part-time in the operation of the Company. All payroll and benefit expenses are paid by the Parent.